JOHNSON ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com


04012893

BY AIRMAIL

29th January 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: **Johnson Electric Holdings Limited**
File No.: 82-2416

Dear Sirs,

We have enclosed the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934.

1. Announcements dated 19th August, 17th October, 8th December 2003
2. Interim Report 2003

Please acknowledge receipt of the above by stamping duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours sincerely,





Susan Yip
Company Secretary

Encl.

For immediate release

Johnson Electric Expands North American Automotive Operations

Hong Kong, August 19, 2003 — Johnson Electric today announced the completion of the expansion of its North American operations in Plymouth, Michigan. The new facility supports the company's strategic plan for growth in North America.

The expansion more than doubles the facility's current space to 72,000 sq. ft., and provides additional space for program management, quality & reliability engineering, application engineering and validation testing laboratories.

"North America is a key growth market for us and has been a significant contributor to Johnson Electric's strong performance over the past several years," said Jim Dick, Senior Vice President, Strategic Marketing. "This facility expansion is part of Johnson Electric's strategy to be its North American customers' most reliable partner in providing automotive motor solutions at the best total cost."

The Johnson Electric Plymouth facility currently houses state-of-the-art CAE systems (Computer Aided Engineering), prototyping and validation testing equipment, including anechoic sound chambers and acoustic laboratory.

Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange and is a constituent of the Hang Seng Index. Design engineering centers are located in Plymouth Michigan, Hong Kong, Italy, Germany, China and Japan. The Johnson Electric Group is the motor industry's growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors.

###

For more information, please contact:

Leslie Fung
Golin/Harris Forrest
<u>Hong Kong</u>
Tel: (852) 2501-7905
Fax: (852) 2810-4780
Email: leslie.fung@golinharris.com

Dick Pacini
Auto PR
Tel: (248) 656-2388
Email: dpacini@auto-pr.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

TRADING UPDATE

Johnson Electric Holdings Limited announces details of information to be covered in discussions with securities analysts ahead of its half-year results announcement for the period ended 30th September 2003.

Johnson Electric Holdings Limited ("Johnson Electric" or "the company") is scheduled to report its half-year results for the six-month period from 1st April to 30th September 2003 on 8th December 2003. Ahead of the half-year results announcement, the company expects to hold discussions with securities analysts and investors in the normal course of its business that may cover aspects of Johnson Electric's trading performance for the first six months of its financial year ended 31st March 2004.

In order to provide greater disclosure to investors and potential investors and to ensure that they all receive equal access to the same information at the same time, this trading statement provides details of the information that may be covered in those discussions.

Trading Update

For the majority of the period from 1st April to 30th September 2003, the economic situation in Johnson Electric's major markets in Europe and North America remained at generally sluggish and unsatisfactory, although in the past few weeks macro economic indicators have begun to improve.

Johnson Electric's sales performance achieved for the first half-year reflected the underlying economic environment. Based on preliminary sales data for the six month period ended 30th September 2003, the company expects to report an increase in sales of approximately 5%, compared to the same period in 2002.

While this rate of growth might be considered acceptable for many manufacturing businesses in these deflationary times, this is below the double-digit growth that Johnson Electric is striving to achieve for its full financial year to 31st March 2004.

Set against a backdrop of comparatively high uncertainty in the company's major markets due to the war in Iraq and SARS, the company experienced an unusually mixed pattern of trading during the six-month period to September 2003. Reasonably healthy sales growth in some months was offset by unexpectedly weak demand in others. Year-on-year growth rate comparisons also reflect the exceptionally strong sales levels achieved in the same period in 2002 when sales increased by 30%.

On a divisional basis, the strongest sales growth in the period was achieved in the Automotive Motors Group ("AMG") which performed quite creditably despite an extremely challenging global market for the automotive industry. AMG sales for the six-month period to September 2003 increased approximately 8% compared to the prior year. The Commercial Motors Group ("CMG"), however, experienced much more difficult conditions with orders and new product launches in several segments being deferred to later dates from the original estimates made by customers. CMG sales for the six-month period to September 2003 were essentially flat.

Looking ahead, the company has observed more positive signs of demand in recent weeks. Sales for September, for example, were more than 20% above the level achieved for August which was a particularly weak month. While it is too early to predict the sales outcome for the full year, several factors would appear to support the company's original double-digit growth target for sales for the second half of the financial year:

- Increasing signs of recovery in the major global economies and primary sources of demand for Johnson Electric's products;
- The current schedule of new product introductions anticipated in the Commercial Motors Group;
- The comparatively lower sales base recorded in the second half of 2002-03 financial year, when the company experienced a significant slow down in demand.

Sales forecasts for October and November 2003 appear to be consistent with the overall pattern of recovery in global economic activity, though the company will only be able to confirm this at the time of its interim results announcement scheduled for 8th December 2003.

This announcement is made pursuant to paragraph 2.2 of the Listing Agreement.

By Order of the Board
Susan Yip Chee Lan
Company Secretary

17th October 2003


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

Interim Report 2003

Excellence in *motors* since 1959

CONTENTS

INTERIM REPORT 2003

The Directors are pleased to announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2003 was US$81,541,000, an increase of 1% over the corresponding period in 2002.

FINANCIAL RESULTS

The unaudited consolidated profit and loss account for the six months ended 30th September 2003 together with comparative figures for the corresponding period in 2002 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Unaudited Six months ended 30th September	
	2003	2002 As restated
	US$'000	US$'000
Turnover	**508,199**	482,769
Operating profit	**86,282**	93,648
Finance costs	**(160)**	(269)
Share of profits less losses of jointly controlled entities/associated companies	**4,234**	297
Profit before taxation	**90,356**	93,676
Taxation	**(8,814)**	(13,238)
Profit after taxation	**81,542**	80,438
Minority interests	**(1)**	(1)
Profit attributable to shareholders	**81,541**	80,437
Interim dividend	**21,195**	18,840
Basic earnings per share (US cents)	**2.2**	2.2
Fully diluted earnings per share (US cents)	**2.2**	2.2
Dividend per share (US cents)	**0.58**	0.51

NOTES

1 The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$81,541,000 (2002 as restated: US$80,437,000).

The basic earnings per share is based on 3,673,788,920 (2002: 3,673,788,920) shares in issue during the period.

The fully diluted earnings per share is based on 3,674,216,639 (2002: 3,673,904,805) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 427,719 (2002: 115,885) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

2 The consolidated results, consolidated cash flow statement and consolidated statement of changes in equity for the Group for the six months ended 30th September 2003, and the consolidated balance sheet as at 30th September 2003 of the Group, all of which are unaudited and condensed, along with the selected explanatory notes, are set out on pages 12 to 24 of this report.

INTERIM DIVIDEND

As announced by the Board of Directors on 8th December 2003, an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2002: 4 HK cents or 0.51 US cents per share) will be paid on 5th January 2004 to the shareholders who are on the Register of Members on 30th December 2003.

CLOSING REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 30th December 2003 to 2nd January 2004 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 29th December 2003.

BUSINESS REVIEW

OVERVIEW

For the six months period ended 30th September 2003, Johnson Electric achieved record half-year sales of US$508 million, an increase of 5% over the comparable period in 2002.

Overall demand for Johnson Electric's products varied across product segments and geographic regions in what was a challenging and unpredictable global macro-economic environment. Overall sales to Europe were US$197 million (39% of total sales) growing by 16%. Sales to North America were US$150 million (30% of total sales), a decline of 1%; and sales to the Asia Pacific region were US$161 million (31% of total sales), essentially unchanged compared with prior year sales for the same period.

DIVISIONAL OPERATING PERFORMANCE

AUTOMOTIVE MOTORS GROUP

Overall sales revenue for the Automotive Motors Group was US$313 million for the six-month period ending 30th September 2003. This represents an 8% increase over the same period of the previous year, accounting for approximately 62% of Johnson Electric's total Group revenue.

Sales of the Hong Kong based Body Instruments Business Unit, which manufactures motors for door lock actuators, windshield washer pumps, mirror and headlamp adjusters reached US$62 million. This was essentially unchanged compared with prior year sales for the same period. Despite gains in customer applications, reduced global vehicle sales resulted in lower unit volumes.

The Powertrain Management Business Unit, also based in Hong Kong, recorded a 7% improvement to US$23 million for the fuel system and engine management products. The increased penetration of electronic throttle control in European vehicles offset the reductions in North American fuel pump application sales resulting from the lower vehicle sales in this region.

Cooling fan modules sales of the Powertrain Cooling Business Unit increased by 17% to US$108 million due partly to the strong Euro. Stronger sales from certain vehicle models compensated for a generally weak European automotive market. The relocation to China of motor manufacturing for this application continues to improve the competitiveness of Johnson Electric's product offering in this segment.

Body Climate Business Unit sales also benefited from the strong Euro with sales of US$60 million increasing 20% from last year. Strong sales of brushless HVAC motors contributed to the sales growth.

The North American based Chassis Braking Business Unit posted half-year sales of US$59 million, down 2% from the same period of the previous year. Lower ABS pump motor sales resulted from reduced vehicle sales in North America and from production volume lost at a customer's light truck facility, which was damaged in a storm. The reduction in ABS volume was partially offset by stronger starter motor sales for the lawn and garden equipment industry.

COMMERCIAL MOTORS GROUP

Total sales from product application sectors that together form Johnson Electric's Commercial Motors Group amounted to US$195 million, an increase of US$1 million over the comparable period in 2002.

Sales to the Power Tools sector declined 8% to US$55 million, with unit volume down 15%. A slower than expected first half was due to weaker demand, especially in the first quarter, largely as a result of excess customer inventories in certain distribution channels. Sales to major applications such as drills, saw systems, and screw drivers, decreased 14%, 41% and 29%, respectively, partially offset by increases in rotary sanders and gardening tools of 29% and 20%, respectively.

Sales to the Home Appliances sector increased 10% to US$71 million on unit volume growth of 8%. This reflected the higher growth in ventilation products and the continued strong demand for Johnson Electric's blender motor products and the introduction of new products for washing machine, dishwasher and the refrigerator markets.

Sales to Business Equipment and Personal Products sectors remained flat at US$53 million, with unit volume up 9%. In business equipment, sales fell by 5% largely due to the combination of relatively sluggish end-user demand and lower average selling prices in a competitive environment. In personal products, sales increased by a modest rate of 5% over the period, with the strongest performances coming from shaver and hair clipper motors.

Audio-visual sector sales increased 5% to US$16 million, with unit volume growth of 22%. The moderate growth was mainly due to lower sales in the first quarter as a result of increased price competition. Sales in the second half of the financial year are expected to improve as the business unit focuses on higher-end products and introduces new motor products.

PROSPECTS

Looking ahead, we are seeing improvements in most macro-economic indicators and are becoming more optimistic regarding an improved sales performance for the second half of the financial year. Sales for the months of October and November 2003 were approximately 10% above the comparable period in 2002.

Johnson Electric continues to be well placed to grow as global economic activity begins to recover. The Group has a strong pipeline of new product introductions and will continue to benefit from the long-term trends of increased outsourcing of motor production and the restructuring of global manufacturing supply chains towards greater use of low cost country sourcing of components.

INVESTING IN PEOPLE

The Group employed approximately 32,000 full-time employees, including contract-manufacturing labour, as of 30th September 2003. It provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined contribution retirement schemes, which are available to certain groups of employees in Hong Kong, Thailand, and the USA. Incentive schemes composed of annual and long-term incentives are provided to select managers and senior executives on the basis of performance measured by such metrics as total shareholders return (TSR) and cash value added (CVA), along with various supporting financial and key operating performance indices. Effective this current year, we have extended our annual incentive scheme one further level down the organization.

Organizational development continues to occupy the top of the Group's people agenda. We have successfully transferred JENESIS (Johnson Electric's leadership development program for emerging, high potential professionals) to Mainland China. The recent session held in the PRC was conducted both in English and Putonghua.

We have re-engineered our recruitment and selection process to be more efficient and effective, thus making our talent selection more timely and reliable. We have also increased our internet sourcing channels worldwide to increase our accessibility to those high calibre people who are interested in participating in our growth. Operationally, our learning and growth initiatives are aligned with our business initiatives so we can expect strong performance from our people.

We are in the final stages of launching a new Management College curriculum under Johnson University while the latter continues to offer a wide range of vocational and technical training programs under its other five colleges.

The Group reaffirms its commitment to environmental, health and safety and being a responsible corporate citizen by launching the Safety is Job One Initiative.

FINANCIAL REVIEW

RESULTS

For the six months period ended 30th September 2003, profit attributable to shareholders and earnings per share were US$82 million and 2.2 US cents per share, respectively – an increase of 1% over the same period in 2002.

Gross margin as a percentage of sales decreased from 32.6% to 31.1% due mainly to the increase in international steel and copper prices, offset partially by gains from production efficiencies at Johnson Electric's primary manufacturing facilities in Mainland China.

Operating profits decreased US$7 million, essentially due to an increase in Selling and Administrative expenses. While this increase in overhead costs was not matched by sales during the six-month period under review, the Group has invested in strengthening its business infrastructure in order to facilitate and support Johnson Electric's long-term growth plans. Management is confident that this investment will generate very positive returns through improved operating leverage as the global recovery continues and the Group's sales growth improves.

Johnson Electric's share of profits from jointly controlled entities and associated companies improved significantly to US$4 million from a breakeven position in the corresponding period in 2002 and a loss of over US$3 million for the same period in 2001.

In April 2003, the Group acquired a 49% interest in Nihon Mini Motor Company Limited, a leading Japan-based producer of micro-motors for a range of audio-visual applications, including digital cameras, video cameras and projectors. The acquisition has enabled Johnson Electric to participate in a new, fast growing segment of the motor market and is providing the Group with an additional platform of expertise and customer relationships to strengthen its overall position in Japan. The Nihon Mini Motor business is making a positive financial contribution to the Group.

Net capital expenditures decreased to US$18 million from US$20 million for the corresponding period in 2002. This excludes the assets re-purchased, amounting to US$1 million, of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$21 million, compared with US$17 million last year.

Taxes on profit decreased 33% to US$9 million, compared to US$13 million in the same period in 2002 due mainly to decreased overseas taxes.

CASH FLOW

The Group's main source of liquidity continued to be net cash from operating activities. Net cash provided by operating activities increased 41% to US$99 million, due mainly to a decrease in working capital during the period.

The working capital position continued to be healthy. Based on moving annual total sales, the trade receivables were reduced from 68 to 67 days, due partly to on-going improvement process initiatives. Current ratio remained at a healthy level of 3 times.

Net cash used in investing activities decreased slightly to US$27 million, compared to US$28 million for the corresponding period last year. Net cash used in financing activities, primarily dividends paid, increased to US$44 million compared to US$34 million in 2002. Total cash and cash equivalents increased 68% to US$217 million, compared to US$129 million as at 30th September 2002.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's liquidity and financial resources continue to be strong. As at 30th September 2003, the Group had no net debt, taking into account its total cash and other investments, which increased 61% to US$218 million, compared to US$136 million at the first half of last year. Total debt continued to be low, about US$7 million. The total debt-to-equity ratio stood at around the 1% level.

The Group's principal committed borrowing facilities are a three-year revolving loan in US dollars of 5 million obtained by a marketing subsidiary in the USA for short-term trade financing; and long-term loans equivalent to approximately US$1.1 million obtained previously by Gate S.r.l., to take advantage of preferential interest rates at the time (fixed at 1.5% p.a.). For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recent published annual report for the year 2002-03.

For this half-year period, of the core motor sales (not including Johnson Electric Automotive, Inc.), 84% were denominated in US dollar; 12% in Euro; and 2% in Japanese Yen and 2% in other currencies.

CAPITAL STRUCTURE

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt financing. As noted above, the Group had no net debt as at the end of this half-year period.

Details of the loans remaining outstanding are described earlier and included in Note 11 to the accounts. Borrowings at fixed interest rates amounted to approximately US$1.1 million only.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans obtained by Gate S.r.l., equivalent to approximately US$1.1 million, the Group has no significant exposure to foreign exchange fluctuations in relation to its borrowings.

SIGNIFICANT INVESTMENTS, ACQUISITIONS AND DISPOSALS

Except as disclosed in this interim report, there were no significant investments and material changes in the composition of our Group during the period under review.

DIVIDEND POLICY

It is the intention of the Group that the dividends paid should, over the long term, reflect the development of its earnings per share.

GOING CONCERN

On the basis of current financial projections and facilities available, the Group has adequate financial resources to continue its operation for the foreseeable future. For this reason, the going concern basis continues to be adopted in preparing the financial statements.

DISCLOSURE OF INTERESTS

A DIRECTORS

As at 30th September 2003, the interests of each director and chief executive of the Company in the shares of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

(1) Shares of the Company of HK$0.0125 each

Name	Personal Interests	Other Interests
Wang Koo Yik Chun	–	2,190,210,880 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*
Peter John Wrangham	160,000	–
Ian Lorne Thompson Conn	70,000	–

(2) Ms. Wang Koo Yik Chun had other interests of unlisted derivatives to 3,116,340 shares of the Company of HK$0.0125 each.

NOTES

a. *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

b. *Duplications of shareholdings occur among and between the parties shown below under the Substantial Shareholders.*

c. *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

Save as disclosed herein, as at 30th September 2003, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors in any shares of the Company (within the meaning of Part XV of the SFO).

B SUBSTANTIAL SHAREHOLDERS

As at 30th September 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholder's interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of family trusts	2,142,210,880 *(Notes a & b)*	58.31
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.14
Bermuda Trust (Guernsey) Limited	Trustee	358,972,480 *(Note a)*	9.77
Capital Group Companies, Inc.	Investment manager	333,305,852	9.07
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.76

NOTES

a. *The shares in which Ansbacher (Bahamas) Limited and Bermuda Trust (Guernsey) Limited were interested and 944,198,400 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

b. *The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.*

c. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

d. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by Bermuda Trust (Guernsey) Limited.*

e. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 30th September 2003, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme ("the Scheme"). The Directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the share options granted under the Scheme as at 30th September 2003 are as follows:

Type of Grantees	Options held at 01/04/2003	Options granted during the period	Options held at 30/09/2003	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until	*Note*
Employees	100,000	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012	*(i)*
	100,000	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2004	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2005	16/09/2012	*(i)*
	–	150,000	150,000	9.40	10/07/2003	01/07/2005	09/07/2013	*(ii)*
	–	150,000	150,000	9.40	10/07/2003	01/07/2006	09/07/2013	*(ii)*
	–	837,500	837,500	9.65	31/07/2003	01/07/2005	30/07/2013	*(iii)*
	–	837,500	837,500	9.65	31/07/2003	01/07/2006	30/07/2013	*(iii)*
	–	100,000	100,000	10.70	01/08/2003	01/08/2005	31/07/2013	*(iv)*
	–	100,000	100,000	10.70	01/08/2003	01/08/2006	31/07/2013	*(iv)*
	1,700,000	2,175,000	3,875,000					

NOTE
The closing market price per share immediately before the date on which the share options were granted were (i) HK$8.10, (ii) HK$10.85, (iii) HK$10.80 and (iv) HK$10.60.

Due to the current volatility of the share markets, the Directors consider it inappropriate to value the options which were granted under the Scheme.

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2003 are as follows:

Year of grant of shares	Number of shares purchased	Purchase price (HK$)	Shares awarded		Shares will be awarded	
			2002	2003	2004	2005
2002	288,900	9.00	96,300	96,300	96,300	–
2003	154,917	9.50	–	51,639	51,639	51,639
	443,817		96,300	147,939	147,939	51,639

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The members of Audit Committee are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The members of the Audit Committee are Mr. Patrick Paul (Chairman) and Mr. Ian Conn.

During the period, the Audit Committee met regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The Committee reviewed the unaudited interim accounts for 2004 before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that some of the Independent Non-executive Directors of the Company were not appointed for a specific term but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2003

	Note	Unaudited Six months ended 30th September **2003** **US$'000**	2002 As restated US$'000
Turnover	2	**508,199**	482,769
Cost of sales		**(349,911)**	(325,208)
Gross profit		**158,288**	157,561
Other revenues		**6,873**	4,937
Selling and administrative expenses	3	**(78,879)**	(68,850)
Operating profit	4	**86,282**	93,648
Finance costs	5	**(160)**	(269)
Share of profits less losses of jointly controlled entities/associated companies		**4,234**	297
Profit before taxation		**90,356**	93,676
Taxation	6	**(8,814)**	(13,238)
Profit after taxation		**81,542**	80,438
Minority interests		**(1)**	(1)
Profit attributable to shareholders		**81,541**	80,437
Dividends	7	**63,585**	53,223
Basic earnings per share (US cents)	8	**2.2**	2.2
Fully diluted earnings per share (US cents)	8	**2.2**	2.2

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2003

	Note	**Unaudited 30th September 2003 US$'000**	Audited 31st March 2003 As restated US$'000
ASSETS			
Non-current assets			
Intangibles		**21,592**	22,421
Properties, plant and equipment		**247,460**	248,501
Jointly controlled entities		**22,287**	18,882
Associated companies		**13,835**	40
Investment securities		**7,063**	7,336
Investments in finance leases		**7,124**	8,538
Deferred tax assets	13	**29,406**	29,188
		348,767	334,906
Current assets			
Stocks and work in progress		**141,740**	130,541
Trade and other receivables	9	**232,923**	213,536
Other investments		**93,992**	77,312
Tax recoverable		**5,685**	6,060
Bank balances and cash		**124,215**	115,578
		598,555	543,027
Current liabilities			
Trade and other payables	10	**189,578**	167,049
Current portion of long term loans	11	**64**	345
Current portion of other provisions		**5,384**	4,948
Taxation		**5,853**	1,769
Bank loans and overdrafts		**560**	2,325
		201,439	176,436
Net current assets		**397,116**	366,591
Total assets less current liabilities		**745,883**	701,497
Non-current liabilities			
Long term loans	11	**6,000**	7,136
Other provisions		**14,569**	13,353
Deferred tax liabilities	13	**13,661**	15,386
Minority interests		**5**	4
		34,235	35,879
NET ASSETS		**711,648**	665,618
CAPITAL AND RESERVES			
Share capital	12	**5,925**	5,925
Reserves		**684,528**	617,303
Proposed dividends		**21,195**	42,390
SHAREHOLDERS' FUNDS		**711,648**	665,618

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2003

	Unaudited	
	Six months ended 30th September	
	2003	2002
	US$'000	US$'000
Net cash inflow from operating activities	**99,046**	70,071
Net cash used in investing activities	**(27,008)**	(27,871)
Net cash used in financing activities	**(43,955)**	(34,502)
Increase in cash and cash equivalents	**28,083**	7,698
Cash and cash equivalents as at 1st April	**189,384**	121,458
Cash and cash equivalents as at 30th September	**217,467**	129,156
Analysis of the balances of cash and cash equivalents:		
Other investments	**93,812**	46,203
Bank balances and cash	**124,215**	87,128
Bank loans and overdrafts	**(560)**	(4,175)
	217,467	129,156

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2003

	Unaudited								
	Share capital	Share premium	Investment property revaluation reserve	Capital reserve	(Goodwill)/ reserve on consolidation	Exchange reserve	Contributed surplus	Retained earnings	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1st April 2003									
As previously reported	5,925	77,855	6,709	38,917	(233,885)	(12,995)	15,499	770,623	668,648
Effect of adopting SSAP 12 (revised) (Note 1)	-	-	-	-	-	-	-	(3,030)	(3,030)
As restated	5,925	77,855	6,709	38,917	(233,885)	(12,995)	15,499	767,593	665,618
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	6,879	-	-	6,879
Profit for the period	-	-	-	-	-	-	-	81,541	81,541
Final dividend paid 02/03	-	-	-	-	-	-	-	(42,390)	(42,390)
At 30th September 2003	5,925	77,855	6,709	38,917	(233,885)	(6,116)	15,499	806,744	711,648

	Unaudited								
	Share capital	Share premium	Investment property revaluation reserve	Capital reserve	(Goodwill)/ reserve on consolidation	Exchange reserve	Contributed surplus	Retained earnings	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1st April 2002									
As previously reported	5,925	77,855	9,184	38,917	(233,885)	(31,157)	15,499	673,830	556,168
Effect of adopting SSAP 12 (revised) (Note 1)	-	-	-	-	-	-	-	(2,426)	(2,426)
As restated	5,925	77,855	9,184	38,917	(233,885)	(31,157)	15,499	671,404	553,742
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	10,069	-	-	10,069
Revaluation surplus realised upon disposal	-	-	(34)	-	-	-	-	-	(34)
Profit for the period	-	-	-	-	-	-	-	80,437	80,437
Final dividend paid 01/02	-	-	-	-	-	-	-	(34,383)	(34,383)
At 30th September 2002	5,925	77,855	9,150	38,917	(233,885)	(21,088)	15,499	717,458	609,831

NOTES TO INTERIM ACCOUNTS

1 Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants ("HKSA"), (as applicable to condensed interim accounts), and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2003, except that the Group has adopted SSAP 12 (revised) "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2003.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

In accordance with the revised SSAP 12, a balance sheet liability method is adopted whereby deferred taxation is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparatives presented have been restated to conform to the changed policy. As detailed in the Condensed Consolidated Statement of Changes in Equity, opening retained earnings at 1st April 2002 and 2003 have been reduced by US$2,426,000 and US$3,030,000, respectively. The profit for the six months ended 30th September 2002 has been reduced by US$231,000.

2 Segment information

The Group is principally engaged in the manufacture of motors.

An analysis of the Group's turnover and results for the period by geographical area by origin is as follows:

	6 months ended 30th September 2003			
	Asia US$'000	**Europe US$'000**	**America US$'000**	**Total US$'000**
Turnover	**309,687**	**133,278**	**65,234**	**508,199**
Operating profit	**76,651**	**8,440**	**1,191**	**86,282**
Finance costs				**(160)**
Share of profits less losses of jointly controlled entities/ associated companies	**4,253**	**(19)**	**–**	**4,234**
Profit before taxation				**90,356**
Taxation				**(8,814)**
Profit after taxation				**81,542**
Minority interests				**(1)**
Profit attributable to shareholders				**81,541**

	6 months ended 30th September 2002, as restated			
	Asia US$'000	Europe US$'000	America US$'000	Total US$'000
Turnover	294,963	114,847	72,959	482,769
Operating profit	75,336	16,438	1,874	93,648
Finance costs				(269)
Share of profits less losses of jointly controlled entities/ associated companies	481	(184)	–	297
Profit before taxation				93,676
Taxation				(13,238)
Profit after taxation				80,438
Minority interests				(1)
Profit attributable to shareholders				80,437

3 Selling and administrative expenses

	6 months ended 30th September	
	2003	2002
	US$'000	US$'000
Selling expenses	**27,288**	24,469
Administrative expenses	**51,591**	44,381
	78,879	68,850

4 Operating profit

Operating profit is stated after crediting and charging the following:

	6 months ended 30th September	
	2003	2002
	US$'000	US$'000
Crediting		
Net exchange gain	**3,795**	–
Amortisation of negative goodwill	**251**	156
Net realised and unrealised gains on other investments and investment securities	**198**	–
Charging		
Depreciation on properties, plant and equipment	**20,896**	17,871
Less: amounts capitalised on machinery under construction	**(192)**	(715)
	20,704	17,156
Amortisation of goodwill	**693**	518
Amortisation of development costs and patents	**505**	441
Loss on disposal of properties, plant and equipment	**371**	846
Net realised and unrealised loss on other investments and investment securities	–	844
Net exchange loss	–	1,652

5 Finance costs

	6 months ended 30th September	
	2003	2002
	US$'000	US$'000
Interest on bank loans and overdrafts	**153**	144
Interest on other loans, not wholly repayable within five years	**7**	27
Other incidental borrowing costs	**–**	98
	160	269

6 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	6 months ended 30th September	
	2003	2002
		As restated
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**4,789**	5,988
Overseas taxation	**5,007**	7,312
	9,796	13,300
Deferred taxation	**(1,463)**	(147)
	8,333	13,153
Share of taxation attributable to jointly controlled entities	**481**	85
	8,814	13,238

7 Dividends

	6 months ended 30th September	
	2003	2002
	US$'000	US$'000
2002/03 Final dividend, paid of 1.15 US cents per share (2001/02: 0.94 US cents)	**42,390**	34,383
2003/04 Interim, proposed on 8th December 2003, of 0.58 US cents per share (2002/03: 0.51 US cents)	**21,195**	18,840
	63,585	53,223

8 Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$81,541,000 (2002 as restated: US$80,437,000).

The basic earnings per share is based on 3,673,788,920 (2002: 3,673,788,920) shares in issue during the period.

The fully diluted earnings per share is based on 3,674,216,639 (2002: 3,673,904,805) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 427,719 (2002: 115,885) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

9 Trade and other receivables

The Group allows an average credit period ranging from 30 to 90 days to its trade customers.

The trade and other receivables included trade receivables balance of US$195,025,000 (31st March 2003: US$178,170,000). The ageing analysis of trade receivables was as follows:

	30th September 2003 US$'000	31st March 2003 US$'000
0-60 days	**140,594**	130,019
61-90 days	**28,448**	24,009
Over 90 days	**25,983**	24,142
Total	**195,025**	178,170

10 Trade and other payables

The trade and other payables included trade payables balance of US$139,097,000 (31st March 2003: US$124,717,000). The ageing analysis of trade payables was as follows:

	30th September 2003 US$'000	31st March 2003 US$'000
0-60 days	**93,314**	94,219
61-90 days	**22,920**	13,821
Over 90 days	**22,863**	16,677
Total	**139,097**	124,717

11 Long term loans

	30th September 2003 US$'000	31st March 2003 US$'000
Loans		
Secured	**5,000**	6,477
Unsecured	**1,064**	1,004
	6,064	7,481
Current portion of long term loans	**(64)**	(345)
	6,000	7,136
Wholly repayable within five years		
Bank loans	**5,000**	5,000
Not wholly repayable within five years		
Other loans	**1,064**	2,481
	6,064	7,481
Current portion of long term loans	**(64)**	(345)
	6,000	7,136

Other loans not wholly repayable within five years are repayable by instalments started from December 2000 to January 2011. Interest is charged on the outstanding balances at 1.5% per annum (31st March 2003: 1.5% to 3.7% per annum).

At 30th September 2003, the Group's long term bank loans and other borrowings were repayable as follows:

	Bank loans		Other loans	
	30th September 2003 US$'000	31st March 2003 US$'000	**30th September 2003 US$'000**	31st March 2003 US$'000
Within one year	**–**	–	**64**	345
In the second year	**–**	5,000	**133**	336
In the third to fifth year	**5,000**	–	**287**	1,325
After the fifth year	**–**	–	**580**	475
	5,000	5,000	**1,064**	2,481

12 Share capital

	30th September 2003 US$'000	31st March 2003 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

13 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method at the rates of taxation prevailing in the countries in which the Group operates.

	30th September 2003 US$'000	31st March 2003 As restated US$'000
At beginning of period/year	**(13,802)**	(22,030)
Exchange adjustments	**(480)**	(1,051)
Acquisition through business combinations	**–**	(6,557)
(Credited)/charged to profit and loss account	**(1,463)**	15,836
At end of period/year	**(15,745)**	(13,802)
Provided in accounts		
Accelerated depreciation allowances	**12,471**	13,598
Other timing differences	**(28,216)**	(27,400)
	(15,745)	(13,802)
Represented by:		
Deferred tax assets	**(29,406)**	(29,188)
Deferred tax liabilities	**13,661**	15,386
	(15,745)	(13,802)

14 Contingent liabilities

(a)

	30th September 2003 US$'000	31st March 2003 US$'000
Bills discounted	**440**	1,554
Guarantees for credit facilities granted to an associated company	**-**	–
	440	1,554

(b) The Company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$2,130,000 (31st March 2003: US$2,291,000).

(c) In August 2001, a claim for damages was made against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint. The defendants removed the case from the Lowndes County Circuit Court in Mississippi to the United States District Court for the Northern District of Mississippi, Eastern Division (the "District Court"). The plaintiffs filed a motion to remand the case. On 26th August 2002, the District Court remanded the case to the Lowndes County Circuit Court. Since remand, the parties have been engaged in merits discovery.

On or about 30th December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raise allegation similar to the above-described complaint. On or about 9th September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process.

The Group is vigorously defending these actions and has asserted claims for indemnity against prior owners. Because this litigation is in its formative stages, however, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

15 Commitments

CAPITAL COMMITMENTS

	30th September 2003 US$'000	31st March 2003 US$'000
Capital commitments for properties, plant and equipment		
Authorised but not contracted for	**3,349**	3,847
Contracted but not provided for	**11,877**	8,248
	15,226	12,095

PATRICK WANG SHUI CHUNG
Chairman and Chief Executive

Hong Kong, 8th December 2003


JOHNSON
ELECTRIC

德昌電機控股有限公司

2003 中期業績報告

自1959年來*馬達*之卓越成就

目錄

二零零三年中期業績報告

本公司董事會宣佈：截至二零零三年九月三十日止六個月內，未經審核之綜合股東應佔溢利為81,541,000美元，較二零零二年同期上升百分之一。

財務報告

截至二零零三年九月三十日止六個月，未經審核之綜合損益表以及二零零二年同期之比較數字詳列如下：

簡明綜合損益表

	未經審核 截至九月三十日止六個月 **二零零三年**	 二零零二年 重新列報
	千美元	千美元
營業額	**508,199**	482,769
營業溢利	**86,282**	93,648
融資成本	**(160)**	(269)
所佔共同控制實體／聯營公司溢利減虧損	**4,234**	297
除稅前溢利	**90,356**	93,676
稅項	**(8,814)**	(13,238)
除稅後溢利	**81,542**	80,438
少數股東權益	**(1)**	(1)
股東應佔溢利	**81,541**	80,437
中期股息	**21,195**	18,840
每股基本盈利（美仙）	**2.2**	2.2
全面攤薄每股盈利（美仙）	**2.2**	2.2
每股股息（美仙）	**0.58**	0.51

附註

一 每股基本盈利及全面攤薄每股盈利乃根據本集團之股東應佔溢利81,541,000美元（二零零二年重新列報：80,437,000美元）計算。

每股基本盈利乃根據現已發行股份3,673,788,920（二零零二年：3,673,788,920）股計算。

全面攤薄每股盈利乃根據普通股3,674,216,639（二零零二年：3,673,904,805）股計算，即期內已發行普通股之加權平均數，加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數427,719（二零零二年：115,885）普通股計算。

二 本集團截至二零零三年九月三十日止六個月未經審核之業績包括簡明綜合損益表、簡明綜合現金流量表、簡明股東權益流動表及於二零零三年九月三十日結算之簡明綜合資產負債表連同有關附註，載於本報告第十二頁至二十四頁。

中期股息

董事會於二零零三年十二月八日公佈將於二零零四年一月五日派發中期股息每股四點五港仙，相等於零點五八美仙（二零零二年：每股四港仙或零點五一美仙）予二零零三年十二月三十日登記在股東名冊內所有股份持有人。

暫停過戶登記

本公司於二零零三年十二月三十日至二零零四年一月二日（首尾兩天包括在內），暫停辦理股東過戶登記手續。

為合資格收取開派之中期股息，凡未過戶之股票必須連同股票轉讓書，於二零零三年十二月二十九日下午四時正前，送達本公司股票過戶登記處，香港皇后大道東183號合和中心17樓香港中央證券登記有限公司（請勿送往百慕達之股票過戶登記處），辦妥過戶登記手續。

業務回顧

概覽

截至二零零三年九月三十日止六個月，德昌電機創下銷售額新高，達五億八百萬美元，較二零零二年同期增加百分之五。

在環球宏觀經濟環境充滿挑戰和反覆波動的影響下，德昌電機產品整體需求因應不同產品種類及地域而表現各異。歐洲的整體銷售額達一億九千七百萬美元（佔總銷售額百分之三十九），增加百分之十六。北美洲的銷售額為一億五千萬美元（佔總銷售額百分之三十），減少百分之一。亞太區的銷售額為一億六千一百萬美元（佔總銷售額百分之三十一），基本上維持於去年同期之銷售額水平。

業務集團營運表現

汽車配件集團

截至二零零三年九月三十日止六個月，汽車配件集團之整體銷售收入達三億一千三百萬美元，較去年同期增加百分之八，佔德昌電機集團總收入約百分之六十二。

車身器材業務單位建基於香港，負責生產門鎖傳動器、擋風玻璃水撥泵、倒後鏡及車頭燈調校器應用馬達，其銷售額達六千二百萬美元。與去年同期銷售額比較，此業務單位之銷售額基本上保持不變。儘管客戶應用產品的範疇擴大，惟全球汽車銷量下降，導致該業務單位銷售量減少。

動力管理業務單位亦以香港為業務基地，其燃油系統及引擎管理產品銷售額增加百分之七至二千三百萬美元。電子風門控制器在歐洲汽車市場的應用增加，抵銷了油泵應用產品銷售額因北美洲汽車銷量下跌而減少的影響。

動力散熱業務單位的冷卻電動風扇模組銷售額增加百分之十七至一億八百萬美元，原因之一為歐羅匯率高企。此外，若干汽車型號的銷情較前暢旺，亦抵銷了歐洲汽車市場普遍疲弱所造成的影響。此業務單位的馬達生產設施遷往中國，有助繼續改善此類型德昌電機產品之競爭力。

車廂環境業務單位銷售額亦受惠於歐羅強勢，銷售額較去年增加百分之二十至六千萬美元。無刷空調鼓風機應用馬達銷售理想，繼續帶動銷售額增長。

業務基地設於北美洲的底盤制動器業務單位錄得半年銷售額五千九百萬美元，較去年同期減少百分之二。鑑於北美洲汽車銷量下跌，加上生產量因一名客戶的輕型貨車生產設施於風暴中被毀而減少，防鎖剎車系統泵馬達銷售額因而減少。鏟草及園藝工具業之起動器應用馬達銷售強勁，抵銷了防鎖剎車系統銷量減少之部分影響。

商業馬達集團

德昌電機商業馬達集團旗下應用產品所錄得總銷售額達一億九千五百萬美元，較二零零二年同期增加一百萬美元。

電動工具銷售額減少百分之八至五千五百萬美元，而銷售量減幅則為百分之十五。上半年銷情較預期遜色，主要是由於若干分銷渠道之客戶存貨過剩導致需求疲弱所致，而首季情況尤為顯著。電鑽、電鋸及電螺絲批等主要應用產品的銷售額分別減少百分之十四、百分之四十一及百分之二十九，部分影響已為旋轉式打磨器及園藝工具銷售分別增加百分之二十九及百分之二十所抵銷。

家用電器之銷售額增加百分之十至七千一百萬美元，而銷售量則錄得百分之八增長，此乃由於通風產品銷售增長較高，加上德昌電機掺和器馬達產品需求持續殷切，以及受到洗衣機、洗碗機及電冰箱市場推出新產品所帶動。

商業器材及個人護理產品之銷售額維持於五千三百萬美元，而銷售量則增長百分之九。就商業器材而言，銷售額減少百分之五，主要由於最終用戶需求相對疲弱，且在激烈競爭環境中平均售價較低所致。個人護理產品方面，期內銷售額溫和增加百分之五，當中以剃鬚刨及剪髮器應用馬達之表現最為突出。

影音設備之銷售額增加百分之五至一千六百萬美元，而銷售量則錄得百分之二十二增長。增幅較為溫和主要是由於價格競爭加劇導致首季銷售額下跌。預期財政年度下半年之銷售額將隨著此業務單位專注於高檔產品及引入新馬達產品而得到改善。

前景

展望未來，由於大部分宏觀經濟指標均見改善，我們對提升下半年的銷售表現抱較樂觀的態度。本集團於二零零三年十月和十一月的銷售額已較二零零二年同期高出約百分之十。

隨著全球經濟活動開始復甦，德昌電機已作好充份部署，迎接往後業務的增長。我們將陸續推出一系列新產品，並將繼續從加強外判馬達生產工序，以及因重組全球製造業供應鏈管理而增加向低成本地區採購元件這兩大長期趨勢中受惠。

人才投資

截至二零零三年九月三十日，連合約生產工人在內，本集團聘用約三萬二千名全職僱員。本集團提供具競爭力的薪酬待遇及各種適合當地勞動市場的福利計劃。

本集團為香港、泰國及美國部分僱員設有多個定額供款退休計劃。獎勵計劃乃按股東回報總額及現金增值，另參考多項援證財務及主要經營表現指數，衡量指定經理及高級行政人員的表現，據此發放年度及長期獎勵。自本年度起，本集團向組織下一級員工推行年度獎勵計劃。

組織能力發展繼續為本集團人才培育計劃之首要項目。德昌電機領導才能發展計劃JENESIS為潛質優厚的新晉專才而設，已成功轉往中國內地推行，而近日於中國舉行之課程以英語及普通話雙語進行。

本集團已重訂其招聘及選才流程，以提高效率及效益，令本集團能於較短時間內以可靠的方法甄選人才。此外，本集團亦已增設全球網上招聘渠道，使本集團更易於接觸有志與本集團同步成長的優秀人才。從營運角度來看，本集團的學習及栽培部署能與業務部署互相配合，故預期本集團人才將能為集團爭取更理想表現。

有關德昌大學推出管理學院新課程的工作已進入最後階段，而德昌大學屬下其他五家學院則繼續提供各式各樣職業及技術培訓課程。

本集團繼續貫徹其改善環境、健康及安全方面的承諾，並透過推行安全至上的工作文化，履行其企業公民的責任。

財務回顧

業績

截至二零零三年九月三十日止六個月期間，股東應佔溢利及每股盈利分別為八千二百萬美元及每股二點二美仙，較二零零二年同期增加百分之一。

按相對銷售額百分比計算的邊際毛利，由百分之三十二點六減少至百分之三十一點一，主要原因為國際鋼材及銅材價格上漲，幸而部分不利影響為德昌電機於中國大陸之主要生產設施生產效率有所提升所抵銷。

營業溢利減少七百萬美元，主要歸因於分銷及行政費用增加。此六個月回顧期間的銷售額增幅未能追上間接成本增幅，本集團投入資源加強其業務基建，以促進德昌電機長遠增長計劃的推行並提供支援。管理層有信心，在全球持續復甦的情況下，及本集團銷售增長有所改善，此項投資改善經營槓杆，將可帶來極可觀回報。

德昌電機所佔共同控制實體及聯營公司溢利顯著改善至四百萬美元，而二零零二年同期收支平衡，二零零一年同期則有超過三百萬美元虧損。

於二零零三年四月，本集團收購 Nihon Mini Motor Company Limited 百分之四十九權益，該公司為具領導地位之日本視聽應用微型馬達生產商，應用範圍包括數碼相機、攝錄機及投影機。是項收購可助德昌電機涉足日新月異之馬達市場，並為本集團提供額外專業知識及客戶關係平台，從而鞏固其於日本之整體地位。Nihon Mini Motor 業務為本集團帶來理想財務貢獻。

資本開支淨額由二零零二年同期二千萬美元下降至一千八百萬美元。該等開支不包括根據員工自置居所計劃條款向員工購回住屋單位斥資的一百萬美元。折舊開支為二千一百萬美元，去年則為一千七百萬美元。

利得稅由二零零二年同期一千三百萬美元減少百分之三十三至九百萬美元，主要歸因於海外稅項減少。

現金流量

本集團週轉資金的主要來源仍然是營運業務所得淨現金。營運業務所得淨現金增加百分之四十一至九千九百萬美元，主要原因是期內營運資金減少。

營運資金狀況維持穩健。根據每年總銷售額之變動計算，應收貨款還款期由六十八日減少至六十七日，部分原因是由於一項持續進行的改善計劃。流動比率維持於三倍之穩健水平。

投資活動所用之現金淨額輕微減少至二千七百萬美元，相對去年同期則為二千八百萬美元。融資活動所用現金淨額（主要為已派股息）與二零零二年三千四百萬美元比較增加至四千四百萬美元。現金及現金等價物總額增加百分之六十八至二億一千七百萬美元，相對二零零二年九月三十日則為一億二千九百萬美元。

流動資金及財務資源

本集團的流動資金及財務資源持續穩健，就二零零三年九月三十日的現金及其他投資總額較上個半年度結算日一億三千六百萬美元增加百分之六十一至二億一千八百萬美元計，本集團並無淨債務。債務總額仍維持於約七百萬美元的低水平。債務總額與資本比率維持於約百分之一水平。

本集團的主要融資承擔源自一家美國市場推廣附屬公司就短期貿易融資取得五百萬美元的三年循環貸款；及 Gate S.r.l.早前獲得相當於約一百一十萬美元的長期貸款，該等長期貸款享有年息一點五厘固定優惠利率。作為日常流動資金及為維持資金調動的靈活性，本集團亦自往來銀行取得大筆毋須作出承擔之短期借貸融資，故目前毋須大額舉債。

目前，資本開支的資金需求預期能以內部現金流量支付。

財務管理及財務政策

本集團的財務風險管理由香港總部的庫務部負責，須依據最高管理層所批准的政策行事。

除本中期業績報告所披露外，有關外匯風險、現金及債務管理之現有資料相對最近期刊發之二零零二／零三年度之年報所披露之資料並無重大變化。

於本半年度，核心馬達之銷售額（不包括 Johnson Electric Automotive, Inc.在內），百分之八十四以美元為結算單位；百分之十二以歐羅為結算單位；百分之二以日圓為結算單位；百分之二則以其他貨幣為結算單位。

資本架構

根據本集團政策，其擬維持適當之資本與負債數額，確保資本架構穩健。本集團目前現金流量充裕，故毋須即時舉債籌資。正如上文所述，本集團於上半年度結算日並無債務淨額。

尚未償還貸款之詳情已於上文提述，並載於賬目附註十一內。固定利息率借款僅約一百一十萬美元。

本集團的借貸主要以美元及港元為結算單位。除 Gate S.r.l.所獲相當於約一百一十萬美元貸款外，本集團於借貸方面並無重大外匯波動風險。

重大投資、收購及出售

除本中期業績報告所披露外，本集團於回顧期內並無任何重大投資，而集團架構亦無重大變動。

股息政策

本集團認為股息派發應長期反映每股盈利之增長。

持續經營

根據現有財務預測及可用融資，本集團具備足夠財務資源於可見將來繼續經營業務。因此，本集團繼續採納持續經營基準編製財務報表。

公開權益資料

甲　董事

截至二零零三年九月三十日止，根據證券及期貨條例第352條須予備存之登記冊所記錄，本公司各董事及行政總裁於本公司(定義見證券及期貨條例第XV部)之股份中擁有之權益如下：

(1)　本公司每股面值港幣0.0125元之股份

姓名	個人權益	其他權益
汪顧亦珍	—	2,190,210,880 *(附註一及二)*
Peter Stuart Allenby Edwards	—	100,000 *(附註三)*
Peter John Wrangham	160,000	—
Ian Lorne Thompson Conn	70,000	—

(2)　汪顧亦珍女士擁有相當於3,116,340股本公司每股面值港幣0.0125元股份的非上市衍生工具的其他權益。

附註

一.　*此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。*

二.　*股東重疊之股權已列於下文主要股東項內。*

三.　*此等股份由一項信託基金所持有，而Peter Stuart Allenby Edwards乃該信託基金的其中一位受益人。*

除上述外，於二零零三年九月三十日，根據證券及期貨條例第352條須予備存之登記冊，並無記錄本公司董事在本公司（定義見證券及期貨條例第XV部）之股份中擁有其他權益及淡倉。

乙 主要股東

於二零零三年九月三十日，根據證券及期貨條例第336條規定所存放之登記冊顯示，本公司接獲下列主要股東持有本公司已發行股份百分之五或以上權益之通知：

主要股東	持有股份的身分	持有股份數量	約佔總數百分率
汪顧亦珍女士	家族信託基金受益人	2,142,210,880 *(附註一及二)*	58.31
HSBC International Trustee Limited	信託人	947,282,000 *(附註一及三)*	25.78
Ansbacher (Bahamas) Limited	信託人	887,040,000 *(附註一)*	24.14
Bermuda Trust (Guernsey) Limited	信託人	358,972,480 *(附註一)*	9.77
Capital Group Companies, Inc.	投資經理	333,305,852	9.07
Ceress International Investment Corporation	信託人	223,014,080 *(附註四)*	6.07
Merriland Overseas Limited	信託人	211,943,040 *(附註五)*	5.76

附註

一. 此等由 Ansbacher (Bahamas) Limited 及 Bermuda Trust (Guernsey) Limited 擁有權益之股份及由 HSBC International Trustee Limited 擁有權益之 944,198,400 股股份，由多項與汪氏家族有關連之信託基金之信託人直接或間接持有，其已包括在上文公開權益資料甲段有關董事權益中所述之汪顧亦珍女士擁有權益之股份內。

二. 上述由汪顧亦珍女士擁有的權益為附註一所述股份的一部份。

三. HSBC International Trustee Limited 所擁有的其中 941,500 股股份乃通過 HSBC Trustee (Hong Kong) Limited 而持有。

四. Ceress International Investment Corporation 擁有的本公司權益，與 Bermuda Trust (Guernsey) Limited 所擁有本公司權益重疊。

五. Merriland Overseas Limited 擁有的本公司權益，與 HSBC International Trustee Limited 所擁有本公司權益重疊。

除上述外，於二零零三年九月三十日，根據證券及期貨條例第336條須予備存之登記冊，並無記錄其他人士在本公司之股份中擁有任何權益及淡倉。

股份計劃

甲 認股權計劃

本公司於二零零二年七月二十九日採納新認股權計劃(「該計劃」)。據此，董事會可酌情向任何合資格人士授予認股權，根據當中的條款及條件認購本公司股份。

於二零零三年九月三十日止，根據該計劃授出的認股權詳情如下：

承受人之類別	於二零零三年四月一日持有的認股權	於期內授出的認股權	於二零零三年九月三十日持有的認股權	每股認購價(港幣)	授出日期	開始行使日期	截止行使日期	附註
僱員	100,000	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012	*(i)*
	100,000	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2004	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2005	16/09/2012	*(i)*
	–	150,000	150,000	9.40	10/07/2003	01/07/2005	09/07/2013	*(ii)*
	–	150,000	150,000	9.40	10/07/2003	01/07/2006	09/07/2013	*(ii)*
	–	837,500	837,500	9.65	31/07/2003	01/07/2005	30/07/2013	*(iii)*
	–	837,500	837,500	9.65	31/07/2003	01/07/2006	30/07/2013	*(iii)*
	–	100,000	100,000	10.70	01/08/2003	01/08/2005	31/07/2013	*(iv)*
	–	100,000	100,000	10.70	01/08/2003	01/08/2006	31/07/2013	*(iv)*
	1,700,000	2,175,000	3,875,000					

附註

於授出認股權前一天，本公司的股份市值為(i)港幣8.10元，(ii)港幣10.85元，(iii)港幣10.80元及(iv)港幣10.60元。

由於現時股票市場的波動，所以本公司董事認為對根據該計劃而授出的認股權作估值並不適合。

乙 長期獎勵股份計劃

根據一九九九年七月二十六日由股東通過之長期獎勵股份計劃（「獎勵股份計劃」），董事可酌情決定邀請本公司及附屬公司之全職僱員，包括董事，參加獎勵股份計劃及授出股份予該等合資格僱員。

於二零零三年九月三十日止，根據獎勵股份計劃授出股份予合資格僱員詳情如下：

股份授出年度	購買股份數目	購買價（港幣）	已授出股份數目		將授出股份數目	
			2002	2003	2004	2005
2002	288,900	9.00	96,300	96,300	96,300	–
2003	154,917	9.50	–	51,639	51,639	51,639
	443,817		96,300	147,939	147,939	51,639

除上述之該計劃及獎勵股份計劃，本公司及各附屬公司本年度並無訂立任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

優先購買權

本公司並無任何百慕達法例所指有關發行新股之優先購買權。

購買、出售或贖回公司股份

本公司於期內並無贖回任何本身之股份。另本公司及各附屬公司亦無購買或出售任何本公司之股份。

審核委員會

審核委員會的所有委任成員均為獨立非執行董事，而主席則由具備適當財務專業資格和經驗的人士擔任。審核委員會的現任成員為 Patrick Paul（主席）及 Ian Conn。

在期內，審核委員會定期與集團之高層管理人員及外間之核數師舉行會議，以考慮及檢討本集團的財務報表、審核檢討的性質及範圍，內部管控與審核制度的效用。委員會亦已審閱並建議董事會批准二零零四年度未經審核中期業績報告。

最佳應用守則

在本財政期內，本公司遵守香港聯合交易所上市規則附錄十四所載之「最佳應用守則」，惟本公司之部份獨立非執行董事並無指定任期，但根據本公司之公司細則，此等董事須於本公司之股東週年大會上輪值告退及重選連任。

簡明綜合損益表

截至二零零三年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 **二零零三年** **千美元**	二零零二年 重新列報 千美元
營業額	二	**508,199**	482,769
銷售成本		**(349,911)**	(325,208)
毛利		**158,288**	157,561
其他收入		**6,873**	4,937
分銷及行政費用	三	**(78,879)**	(68,850)
營業溢利	四	**86,282**	93,648
融資成本	五	**(160)**	(269)
所佔共同控制實體／聯營公司溢利減虧損		**4,234**	297
除税前溢利		**90,356**	93,676
税項	六	**(8,814)**	(13,238)
除税後溢利		**81,542**	80,438
少數股東權益		**(1)**	(1)
股東應佔溢利		**81,541**	80,437
股息	七	**63,585**	53,223
每股基本盈利(美仙)	八	**2.2**	2.2
全面攤薄每股盈利(美仙)	八	**2.2**	2.2

簡明綜合資產負債表

二零零三年九月三十日結算

	附註	**未經審核** **二零零三年** **九月三十日** **千美元**	經審核 二零零三年 三月三十一日 重新列報 千美元
資產			
非流動資產			
無形資產		**21,592**	22,421
物業、廠房及機器設備		**247,460**	248,501
共同控制實體		**22,287**	18,882
聯營公司		**13,835**	40
投資證券		**7,063**	7,336
融資租賃投資		**7,124**	8,538
遞延税項資產	十三	**29,406**	29,188
		348,767	334,906
流動資產			
存貨及在製品		**141,740**	130,541
應收貨款及其他應收賬款	九	**232,923**	213,536
其他投資		**93,992**	77,312
預繳税項		**5,685**	6,060
銀行結餘及現金		**124,215**	115,578
		598,555	543,027
流動負債			
應付貨款及其他應付賬款	十	**189,578**	167,049
長期貸款之流動部份	十一	**64**	345
其他預提費用之流動部份		**5,384**	4,948
税項		**5,853**	1,769
銀行貸款及透支		**560**	2,325
		201,439	176,436
流動資產淨值		**397,116**	366,591
資產總額減流動負債		**745,883**	701,497
非流動負債			
長期貸款	十一	**6,000**	7,136
其他預提費用		**14,569**	13,353
遞延税項負債	十三	**13,661**	15,386
少數股東權益		**5**	4
		34,235	35,879
淨資產		**711,648**	665,618
資本及儲備			
股本	十二	**5,925**	5,925
儲備		**684,528**	617,303
擬派股息		**21,195**	42,390
股東權益		**711,648**	665,618

簡明綜合現金流量表

截至二零零三年九月三十日止六個月

	未經審核 截至九月三十日止六個月 **二零零三年** **千美元**	 二零零二年 千美元
經營所得之淨現金流入	**99,046**	70,071
投資之淨現金流出	**(27,008)**	(27,871)
融資之淨現金流出	**(43,955)**	(34,502)
現金及等同現金項目之增加	**28,083**	7,698
年初之現金及等同現金項目	**189,384**	121,458
九月三十日之現金及等同現金項目	**217,467**	129,156
現金及等同現金項目結餘之分析：		
其他投資	**93,812**	46,203
銀行結餘及現金	**124,215**	87,128
銀行貸款及透支	**(560)**	(4,175)
	217,467	129,156

簡明股東權益流動表

截至二零零三年九月三十日止六個月

未經審核

	股本 千美元	股份溢價 千美元	投資物業 重估儲備 千美元	資本儲備 千美元	綜合結算 所產生之 （商譽）／ 資本儲備 千美元	匯兌儲備 千美元	可分配 盈餘 千美元	盈餘滾存 千美元	總計 千美元
二零零三年四月一日前度列報結存	**5,925**	**77,855**	**6,709**	**38,917**	**(233,885)**	**(12,995)**	**15,499**	**770,623**	**668,648**
採納會計準則第12號（經修訂）之調整（附註一）	–	–	–	–	–	–	–	**(3,030)**	**(3,030)**
重新列報	**5,925**	**77,855**	**6,709**	**38,917**	**(233,885)**	**(12,995)**	**15,499**	**767,593**	**665,618**
折算海外附屬公司、聯營公司及共同控制實體產生之匯兌差額	–	–	–	–	–	**6,879**	–	–	**6,879**
期內盈餘滾存	–	–	–	–	–	–	–	**81,541**	**81,541**
02/03年度末期股息派發	–	–	–	–	–	–	–	**(42,390)**	**(42,390)**
二零零三年九月三十日	**5,925**	**77,855**	**6,709**	**38,917**	**(233,885)**	**(6,116)**	**15,499**	**806,744**	**711,648**

未經審核

	股本 千美元	股份溢價 千美元	投資物業 重估儲備 千美元	資本儲備 千美元	綜合結算 所產生之 （商譽）／ 資本儲備 千美元	匯兌儲備 千美元	可分配 盈餘 千美元	盈餘滾存 千美元	總計 千美元
二零零二年四月一日前度列報結存	5,925	77,855	9,184	38,917	(233,885)	(31,157)	15,499	673,830	556,168
採納會計準則第12號（經修訂）之調整（附註一）	–	–	–	–	–	–	–	(2,426)	(2,426)
重新列報	5,925	77,855	9,184	38,917	(233,885)	(31,157)	15,499	671,404	553,742
折算海外附屬公司、聯營公司及共同控制實體產生之匯兌差額	–	–	–	–	–	10,069	–	–	10,069
出售時變現之重估盈餘	–	–	(34)	–	–	–	–	–	(34)
期內盈餘滾存	–	–	–	–	–	–	–	80,437	80,437
01/02年度末期股息派發	–	–	–	–	–	–	–	(34,383)	(34,383)
二零零二年九月三十日	5,925	77,855	9,150	38,917	(233,885)	(21,088)	15,499	717,458	609,831

賬項附註

一　主要會計政策

此未經審核綜合簡明中期業績(「中期業績報告」)乃遵照香港會計師公會發出之會計準則第25號「中期財務申報」(適用於簡明中期業績報告)及香港聯合交易所上市規則附錄十六之規定編製。

編製本簡明中期財務報表所採用之會計政策及計算方法與截至二零零三年三月三十一日止年度之財務報表所採用之會計政策相同,惟本集團已採納由香港會計師公會頒佈之會計準則第12號(經修訂)「所得税」,該等會計準則於二零零三年一月一日或以後開始之會計期間生效。

往年度,遞延税項乃因應就課税而計算之盈利與賬目所示之盈利兩者間之時間差,根據預期於可預見將來支付或可收回之負債及資產而按現行税率計算。

遵照新修訂之會計準則第12號,遞延税項採用負債法就資產負債之税基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。遞延税項乃就附屬公司、聯營公司及共同控制實體投資產生之暫時差異而撥備,但假若可以控制暫時差異之撥回,並有可能在可預見未來不會撥回則除外。

採納新訂之會計準則第12號構成會計政策之變動並已追溯應用,故比較數字已重新列報以符合經修訂之政策。如簡明股東權益流動表所詳述,二零零二年及二零零三年四月一日之期初盈餘滾存已分別減少2,426,000美元及3,030,000美元。截至二零零二年九月三十日止六個月之溢利已減少231,000美元。

二　分部資料

集團主要從事馬達製造。

以下為主要業務按地區劃分之營業額及營業溢利之分析：

	截至二零零三年九月三十日止六個月			
	亞洲	**歐洲**	**美洲**	**總計**
	千美元	**千美元**	**千美元**	**千美元**
營業額	**309,687**	**133,278**	**65,234**	**508,199**
營業溢利	**76,651**	**8,440**	**1,191**	**86,282**
融資成本				**(160)**
所佔共同控制實體／聯營公司溢利減虧損	**4,253**	**(19)**	**–**	**4,234**
除稅前溢利				**90,356**
稅項				**(8,814)**
除稅後溢利				**81,542**
少數股東權益				**(1)**
股東應佔溢利				**81,541**

	截至二零零二年九月三十日止六個月，重新列報			
	亞洲	歐洲	美洲	總計
	千美元	千美元	千美元	千美元
營業額	294,963	114,847	72,959	482,769
營業溢利	75,336	16,438	1,874	93,648
融資成本				(269)
所佔共同控制實體／聯營公司溢利減虧損	481	(184)	–	297
除稅前溢利				93,676
稅項				(13,238)
除稅後溢利				80,438
少數股東權益				(1)
股東應佔溢利				80,437

三　分銷及行政費用

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千美元	千美元
分銷費用	**27,288**	24,469
行政費用	**51,591**	44,381
	78,879	68,850

四　營業溢利

營業溢利已計入及扣除下列各項：

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千美元	千美元
計入		
匯兑收益	**3,795**	–
負商譽之攤分	**251**	156
其他投資及證券投資之淨變現及未變現溢利	**198**	–
扣除		
物業、廠房及機器設備折舊	**20,896**	17,871
減：列入建造中機器之資本項目	**(192)**	(715)
	20,704	17,156
商譽之攤銷	**693**	518
開發成本及專利權之攤銷	**505**	441
出售物業、廠房及機器設備之虧損	**371**	846
其他投資及證券投資之淨變現及未變現虧損	–	844
匯兑虧損	–	1,652

五 融資成本

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千美元	千美元
銀行貸款及透支利息	**153**	144
其他不須於五年內全數償還之債務利息	**7**	27
其他附屬貸款成本	**–**	98
	160	269

六 稅項

香港利得稅乃按照期內估計應課稅溢利依稅率17.5%（二零零二年：16%）提撥準備。二零零三年，政府將二零零三／零四年財政年度的利得稅稅率由16%提高至17.5%。海外稅款乃按同期應課稅溢利依適用稅率撥出準備。

	截至九月三十日止六個月	
	二零零三年	二零零二年
		重新列報
	千美元	千美元
本年度稅項		
香港利得稅	**4,789**	5,988
海外稅項	**5,007**	7,312
	9,796	13,300
遞延稅項	**(1,463)**	(147)
	8,333	13,153
應佔共同控制實體之稅項	**481**	85
	8,814	13,238

七 股息

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千美元	千美元
二零零二／零三年度已派末期息，每股1.15美仙（二零零一／零二年度：每股0.94美仙）	**42,390**	34,383
二零零三／零四年度中期息（於二零零三年十二月八日提議）每股0.58美仙（二零零二／零三年度：每股0.51美仙）	**21,195**	18,840
	63,585	53,223

八　每股盈利

每股基本盈利及全面攤薄每股盈利乃根據本集團之股東應佔溢利81,541,000美元（二零零二年重新列報：80,437,000美元）計算。

每股基本盈利乃根據現已發行股份3,673,788,920（二零零二年：3,673,788,920）股計算。

全面攤薄每股盈利乃根據普通股3,674,216,639（二零零二年：3,673,904,805）股計算，即期內已發行普通股之加權平均數，加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數427,719（二零零二年：115,885）普通股計算。

九　應收貨款及其他應收賬款

本集團給予顧客平均三十至九十日之信貸期。

應收貨款及其他應收賬款包括應收貨款結餘195,025,000美元（二零零三年三月三十一日：178,170,000美元）。以下為應收貨款之賬齡分析：

	二零零三年 九月三十日 千美元	二零零三年 三月三十一日 千美元
0-60日	**140,594**	130,019
61-90日	**28,448**	24,009
90日以上	**25,983**	24,142
總計	**195,025**	178,170

十　應付貨款及其他應付賬款

應付貨款及其他應付賬款包括應付貨款結餘139,097,000美元（二零零三年三月三十一日：124,717,000美元）。以下為應付貨款之賬齡分析：

	二零零三年 九月三十日 千美元	二零零三年 三月三十一日 千美元
0-60日	**93,314**	94,219
61-90日	**22,920**	13,821
90日以上	**22,863**	16,677
總計	**139,097**	124,717

十一 長期貸款

	二零零三年九月三十日千美元	二零零三年三月三十一日千美元
貸款		
有抵押	**5,000**	6,477
無抵押	**1,064**	1,004
	6,064	7,481
長期貸款之流動部份	**(64)**	(345)
	6,000	7,136
五年內完全償還款項		
銀行貸款	**5,000**	5,000
五年內不完全償還款項		
其他貸款	**1,064**	2,481
	6,064	7,481
長期貸款之流動部份	**(64)**	(345)
	6,000	7,136

五年內不全數清付之其他貸款，須從二零零零年十二月至二零一一年一月分期償還。利息以年利率1.5厘計算（二零零三年三月三十一日：年利率1.5厘至3.7厘）。

截至二零零三年九月三十日，本集團長期銀行貸款及其他貸款之償還期限如下：

	銀行貸款		其他貸款	
	二零零三年九月三十日千美元	二零零三年三月三十一日千美元	二零零三年九月三十日千美元	二零零三年三月三十一日千美元
一年內	–	–	**64**	345
第二年內	–	5,000	**133**	336
第三年至五年內	**5,000**	–	**287**	1,325
五年以上	–	–	**580**	475
	5,000	5,000	**1,064**	2,481

十二 股本

	二零零三年九月三十日 千美元	二零零三年三月三十一日 千美元
法定股本：		
7,040,000,000股普通股每股面值港幣0.0125元	**11,355**	11,355
發行及實收股本：		
3,673,788,920股普通股每股面值港幣0.0125元	**5,925**	5,925

十三 遞延稅項

遞延稅項採用負債法就暫時差異按照期內估計應課稅溢利依集團經營業務地區之現行稅率計算。

	二零零三年九月三十日 千美元	二零零三年三月三十一日 重新列報 千美元
期／年初結存	**(13,802)**	(22,030)
外匯調整	**(480)**	(1,051)
通過企業合併之收購	**–**	(6,557)
(扣除)／計入損益賬	**(1,463)**	15,836
期／年終結存	**(15,745)**	(13,802)
賬內撥備		
加速折舊免稅額	**12,471**	13,598
其他時間差異	**(28,216)**	(27,400)
	(15,745)	(13,802)
相當於：		
遞延稅項資產	**(29,406)**	(29,188)
遞延稅項負債	**13,661**	15,386
	(15,745)	(13,802)

十四 或然負債

（甲）

	二零零三年九月三十日千美元	二零零三年三月三十一日千美元
貼現票據	**440**	1,554
給予聯營公司之信貸擔保	**–**	–
	440	1,554

（乙）本公司為一間附屬公司就營運租賃之將來租金支出作出擔保，金額為2,130,000美元（二零零三年三月三十一日：2,291,000美元）。

（丙）於二零零一年八月，本集團其中一間附屬公司及多於十個第三者集團被控告於一宗牽涉本集團位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟中，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。被告將該案由朗茲縣巡迴法院轉往密西西比北州東區美國地方法院（「地方法院」）審訊。原告動議還押該案。於二零零二年八月二十六日，地方法院將該訴訟發回朗茲縣巡迴法院重審。自該案還押後，涉案各方正研究有關理據。

於二零零二年十二月三十日前後，上述訴訟原告的代表律師代表約一千個原告向美國密西西比州朗茲縣巡迴法院另行提出索償，要求本集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。於二零零三年九月九日前後，在不損害未有送達法律程序文件的原則下，對本集團附屬公司作出的索償已遭駁回。

本集團現正激烈地就該等索償提出抗辯，並已向該廠房的前擁有人申索賠償。該訴訟剛剛開始，因此本集團在現階段未能預測訴訟的最終結果。

十五 承擔

資本性承擔

	二零零三年九月三十日 千美元	二零零三年三月三十一日 千美元
有關物業、廠房及機器設備之資本性承擔		
已批准但未簽約	**3,349**	3,847
已簽約但未撥準備	**11,877**	8,248
經營所得之淨現金流入	**15,226**	12,095

汪穗中
主席及行政總裁

香港，二零零三年十二月八日


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

EXCELLENCE IN *MOTORS* SINCE 1959

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD OF SIX MONTHS ENDED 30TH SEPTEMBER 2003

FINANCIAL HIGHLIGHTS

- Group sales US$508 million – up 5%
- Net earnings up 1% to record US$82 million
- Earnings per share US 2.2 cents
- Interim dividend of 0.58 US cents per share
- Net cash flow from operations up 41% to US$99 million
- Improving global economy expected to contribute to improved sales performance in second half of financial year

The Directors are pleased to announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2003 was US$81,541,000, an increase of 1% over the corresponding period in 2002.

FINANCIAL RESULTS

The unaudited consolidated profit and loss account for the six months ended 30th September 2003 together with comparative figures for the corresponding period in 2002 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Unaudited Six months ended 30th September 2003 US$'000	2002 As restated US$'000
Turnover	2	508,199	482,769
Cost of sales		(349,911)	(325,208)
Gross profit		158,288	157,561
Other revenues		6,873	4,937
Selling and administrative expenses		(78,879)	(68,850)
Operating profit	3	86,282	93,648
Finance costs		(160)	(269)
Share of profits less losses of jointly controlled entities/associated companies		4,234	297
Profit before taxation		90,356	93,676
Taxation	4	(8,814)	(13,238)
Profit after taxation		81,542	80,438
Minority interests		(1)	(1)
Profit attributable to shareholders		81,541	80,437
Interim dividend		21,195	18,840
Basic earnings per share (US cents)	5	2.2	2.2
Fully diluted earnings per share *(US cents)*	5	2.2	2.2

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30th September 2003 US$'000	Audited 31st March 2003 As restated US$'000
Intangibles		21,402	22,421
Property, plant and equipment		247,460	248,501
Other non-current assets		79,715	63,984
Current assets			
Stocks and work in progress		141,740	130,541
Trade and other receivables	6	232,923	213,536
Other investments		93,992	77,312
Tax recoverable		5,685	6,060
Bank balances and cash		124,215	115,578
		598,555	543,027
Current liabilities			
Trade and other payables	7	189,578	167,049
Current portion of long term loans		64	345
Current portion of other provisions		5,384	4,948
Taxation		5,853	1,769
Bank loans and overdrafts		560	2,325
		201,439	176,436
Net current assets		397,116	366,591
Total assets less current liabilities		745,883	701,497
Non-current liabilities			
Long term loans		6,000	7,136
Other provisions		14,569	13,353
Deferred tax liabilities		13,661	15,386
Minority interests		5	4
		34,235	35,879
NET ASSETS		711,648	665,618
CAPITAL AND RESERVES			
Share capital		5,925	5,925
Reserves		684,528	617,303
Proposed dividends		21,195	42,390
SHAREHOLDERS' FUNDS		711,648	665,618

Note:

1. **Principal accounting policies**

   These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

   These condensed interim accounts should be read in conjunction with the 2003 annual financial statements.

   The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2003, except that the Group has adopted SSAP 12 (revised) "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2003.

   The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparatives presented have been restated to conform to the changed policy. The opening retained earnings at 1st April 2002 and 2003 have been reduced by US$2,426,000 and US$3,030,000, respectively. The profit for the six months ended 30th September 2002 has been reduced by US$231,000.

2. **Turnover**

   The Group is principally engaged in the manufacture of motors. An analysis of the Group's turnover and contribution to operating profit for the period by operating activities and geographical area by origin is as follows:

	Turnover 6 months ended 30th September 2003 US$'000	2002 US$'000	Operating profit 6 months ended 30th September 2003 US$'000	2002 US$'000
Operating activities				
Sales of motors	508,199	482,769	86,282	93,648
Geographical area by origin				
Asia	309,687	294,963	76,651	75,336
America	65,234	72,959	1,191	1,874
Europe	133,278	114,847	8,440	16,438
	508,199	482,769	86,282	93,648

3. **Depreciation and amortisation**

   During the period, depreciation of US$20,704,000 (2002: US$17,156,000) and amortisation of US$947,000 (2002: US$803,000) were charged in respect of the Group's properties, plant and equipment and intangible assets respectively.

4. **Taxation**

   Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	6 months ended 30th September 2003 US$'000	2002 As restated US$'000
Current taxation		
Hong Kong profits tax	4,789	5,988
Overseas taxation	5,007	7,312
	9,796	13,300
Deferred taxation	(1,463)	(147)
	8,333	13,153
Share of taxation attributable to jointly controlled entities	481	85
	8,814	13,238

5. **Earnings per share**

   The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$81,541,000 (2002 as restated: US$80,437,000).

   The basic earnings per share is based on 3,673,788,920 (2002: 3,673,788,920) shares in issue during the period.

   The fully diluted earnings per share is based on 3,674,216,639 (2002: 3,673,904,805) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus weighted average of 427,719 (2002: 115,885) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

6. **Trade and other receivables**

   The Group allows an average credit period of 30 to 90 days to its trade customers. The trade and other receivables included trade receivables balance of US$195,025,000 (31st March 2003: US$178,170,000). The ageing analysis of trade receivables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2003	140,594	28,448	25,983	195,025
Balance at 31st March 2003	130,019	24,009	24,142	178,170

7. **Trade and other payables**

   The trade and other payables included trade payables balance of US$139,097,000 (31st March 2003: US$124,717,000). The ageing analysis of trade payables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2003	93,314	22,920	22,863	139,097
Balance at 31st March 2003	94,219	13,821	16,677	124,717

INTERIM DIVIDEND

As announced by the Board of Directors on 8th December 2003, an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2002: 4 HK cents or 0.51 US cents per share) will be paid on 5th January 2004 to the shareholders who are on the Register of Members on 30th December 2003.

CLOSING REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 30th December 2003 to 2nd January 2004 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 29th December 2003.

BUSINESS REVIEW

Overview

For the six months period ended 30th September 2003, Johnson Electric achieved record half-year sales of US$508 million, an increased of 5% over the comparable period in 2002.

Overall demand for Johnson Electric's products varied across product segments and geographic regions in what was a challenging and unpredictable global macro economic environment. Overall sales to Europe were US$197 million (39% of total sales) growing by 16%. Sales to North America were US$150 million (30% of total sales), a decline of 1%; and sales to the Asia Pacific region were US$161 million (31% of total sales), essentially unchanged compared with prior year sales for the same period.

Divisional Operating Performance

Automotive Motors Group

Overall sales revenue for the Automotive Motors Group was US$313 million for the six-month period ending 30th September 2003. This represents an 8% increase over the same period of the previous year, accounting for approximately 62% of Johnson Electric's total Group revenue.

Sales of the Hong Kong based Body Instruments Business Unit, which manufactures motors for door lock actuators, windshield washer pumps, mirror and headlamp adjusters reached US$62 million. This was essentially unchanged compared with prior year sales for the same period. Despite gains in customer applications, reduced global vehicle sales resulted in lower unit volumes.

The Powertrain Management Business Unit, also based in Hong Kong, recorded a 7% improvement to US$23 million for the fuel system and engine management products. The increased penetration of electronic throttle control in European vehicles offset the reductions in North American fuel pump application sales resulting from the lower vehicle sales in this region.

Cooling fan modules sales of the Powertrain Cooling Business Unit increased by 17% to US$108 million due partly to the strong Euro. Stronger sales from certain vehicle models compensated for a generally weak European automotive market. The relocation to China of motor manufacturing for this application continues to improve the competitiveness of Johnson Electric's product offering in this segment.

Body Climate Business Unit sales also benefited from the strong Euro with sales of *US$60 million increasing 20% from last year. Strong sales of brushless HVAC motors* contributed to the sales growth.

The North American based Chassis Braking Business Unit posted half-year sales of US$59 million, down 2% from the same period of the previous year. Lower ABS pump motor sales resulted from reduced vehicle sales in North America and from production volume lost at a customer's light truck facility, which was damaged in a storm. The reduction in ABS volume was partially offset by stronger starter motor sales for the lawn and garden equipment industry.

Commercial Motors Group

Total sales from product application sectors that together form Johnson Electric's Commercial Motors Group amounted to US$195 million, an increase of US$1 million over the comparable period in 2002.

Sales to the Power Tools sector declined 8% to US$55 million, with unit volume down 15%. A slower than expected first half was due to weaker demand, especially in the first quarter, largely as a result of excess customer inventories in certain distribution channels. Sales to major applications such as drills, saw systems, and screw drivers, decreased 14%, 41% and 29%, respectively, partially offset by increases in rotary sanders and gardening tools of 29% and 20%, respectively.

Sales to the Home Appliances sector increased 10% to US$71 million on unit volume *growth of 8%. This reflected the higher growth in ventilation products and the continued* strong demand for Johnson Electric's blender motor products and the introduction of new products for washing machine, dishwasher and the refrigerator markets.

Sales to Business Equipment and Personal Products sectors remained flat at US$53 million, with unit volume up 9%. In business equipment, sales fell by 5% largely due to the combination of relatively sluggish end-user demand and lower average selling prices in a competitive environment. In personal products, sales increased by a modest rate of 5% over the period, with the strongest performances coming from shaver and hair clipper motors.

Audio-visual sector sales increased 5% to US$16 million, with unit volume growth of 22%. The moderate growth was mainly due to lower sales in the first quarter as a result of increased price competition. Sales in the second half of the financial year are expected to improve as the business unit focuses on higher-end products and introduces new motor products.

Prospects

Looking ahead, we are seeing improvements in most macro-economic indicators and are becoming more optimistic regarding an improved sales performance for the second half of the financial year. Sales for the months of October and November 2003 were approximately 10% above the comparable period in 2002.

Johnson Electric continues to be well placed to grow as global economic activity begins to recover. The Group has a strong pipeline of new product introductions and will continue to benefit from the long-term trends of increased outsourcing of motor production and the restructuring of global manufacturing supply chains towards greater use of low cost country sourcing of components.

Investing in People

The Group employed approximately 32,000 full-time employees, including contract-manufacturing labour, as of 30th September 2003. It provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined contribution retirement schemes, which are available to certain groups of employees in Hong Kong, Thailand, and the USA. Incentive schemes composed of annual and long-term incentives are provided to select managers and senior executives on the basis of performance measured by such metrics as total shareholders return (TSR) and cash value added (CVA), along with various supporting financial and key operating performance indices. Effective this current year, we have extended our annual incentive scheme one further level down the organization.

Organizational development continues to occupy the top of the Group's people agenda. We have successfully transferred JENESIS (Johnson Electric's leadership development program for emerging, high potential professionals) to Mainland China. The recent session held in the PRC was conducted both in English and Putonghua.

We have re-engineered our recruitment and selection process to be more efficient and effective, thus making our talent selection more timely and reliable. We have also increased our internet sourcing channels worldwide to increase our accessibility to those high calibre people who are interested in participating in our growth. Operationally, our learning and growth initiatives are aligned with our business *initiatives so we can expect strong performance from our people.*

We are in the final stages of launching a new Management College curriculum under Johnson University while the latter continues to offer a wide range of vocational and technical training programs under its other five colleges.

The Group reaffirms its commitment to environmental, health and safety and being a responsible corporate citizen by launching the Safety is Job One Initiative.

FINANCIAL REVIEW

Results

For the six months period ended 30th September 2003, profit attributable to shareholders and earnings per share were US$82 million and 2.2 US cents per share, respectively – an increase of 1% over the same period in 2002.

Gross margin as a percentage of sales decreased from 32.6% to 31.1% due mainly to the increase in international steel and copper prices, offset partially by gains from production efficiencies at Johnson Electric's primary manufacturing facilities in Mainland China.

Operating profits decreased US$7 million, essentially due to an increase in Selling and Administrative expenses. While this increase in overhead costs was not matched by sales during the six-month period under review, the Group has invested in strengthening its business infrastructure in order to facilitate and support Johnson Electric's long-term growth plans. Management is confident that this investment will generate very positive returns through improved operating leverage as the global recovery continues and the Group's sales growth improves.

Johnson Electric's share of profits from jointly controlled entities and associated companies improved significantly to US$4 million from a breakeven position in the corresponding period in 2002 and a loss of over US$3 million for the same period in 2001.

In April 2003, the Group acquired a 49% interest in Nihon Mini Motor Company Limited, a leading Japan-based producer of micro-motors for a range of audio-visual applications, including digital cameras, video cameras and projectors. The acquisition has enabled Johnson Electric to participate in a new, fast growing segment of the motor market and is providing the Group with an additional platform of expertise and customer relationships to strengthen its overall position in Japan. The Nihon Mini Motor business is making a positive financial contribution to the Group.

Net capital expenditures decreased to US$18 million from US$20 million for the corresponding period in 2002. This excludes the assets re-purchased, amounting to US$1 million, of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$21 million, compared with US$17 million last year.

Taxes on profit decreased 33% to US$9 million, compared to US$13 million in the same period in 2002 due mainly to decreased overseas taxes.

Liquidity and Financial Resources

The Group's liquidity and financial resources continue to be strong. As at 30th September 2003, the Group had no net debt, taking into account its total cash and other investments, which increased 61% to US$218 million, compared to US$136 million at the first half of last year. Total debt continued to be low, about US$7 million. The total debt-to-equity ratio stood at around the 1% level.

The Group's principal committed borrowing facilities are a three-year revolving loan in US dollars of 5 million obtained by a marketing subsidiary in the USA for short-term trade financing; and long-term loans equivalent to approximately US$1.1 million obtained previously by Gate s.r.l., to take advantage of preferential interest rates at *the time (fixed at 1.3% p.a.). For day-to-day liquidity management and maintaining* flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The members of Audit Committee are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The members of the Audit Committee are Mr. Patrick Paul (Chairman) and Mr. Ian Conn.

During the period, the Audit Committee met regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The Committee reviewed the unaudited interim accounts for 2004 before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that some of the Independent Non-executive Directors of the Company were not appointed for a specific term but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information in respect of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website (http://www.hkex.com.hk) on or before 22nd December 2003.

On behalf of the Board
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 8th December 2003

Website: http://www.johnsonelectric.com